SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of December 2002
                             Dated December 10, 2002

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

            Form 20-F |X|       Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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Annex 1     Banco Comercial Portugues, S.A. (the "Bank") has announced that ABN
            AMRO BANK N.V. has acquired 116,000,000 ordinary shares of the Bank as a financial investment and that ABN AMRO BANK N.V. now holds 4.98% of the share capital and the voting rights of the Bank.


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

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO COMERCIAL PORTUGUES, S.A.


                                        By:  /s/ Antonio Rodrigues
                                            ------------------------------------
                                             Antonio Rodrigues
                                             Member of the Board of Directors


                                        By:  /s/ Luis Gomes
                                            ------------------------------------
                                             Luis Gomes
                                             General Manager

Date: December 10, 2002


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                                                                         Annex 1

FOR IMMEDIATE RELEASE                                           December 6, 2002

                                  Announcement

Lisbon December 9, 2002 - Banco Comercial Portugues (BCP, NYSE: BPC, LSE: BCG) in accordance with section 1 of article 17 of the Portuguese Securities Code hereby informs that it has been notified by ABN AMRO BANK N.V. that the latter has acquired 116.000.000 ordinary shares of Banco Comercial Portugues, as a financial investment. ABN AMRO therefore now holds 4,98% of the share capital and of the voting rights of BCP.

Banco Comercial Portugues, S.A.

End of Announcement


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